EXHIBIT 99.1

TransAlta Announces Dividend Rates on Series G Preferred Shares and Series H Preferred Shares

CALGARY, Alberta, Sept. 03, 2024 (GLOBE NEWSWIRE) -- Further to the news release of TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) dated August 22, 2024, the Company announced today the applicable dividend rates for its cumulative redeemable rate reset first preferred shares Series G (“Series G Shares”) (TSX: TA.PR.J) and cumulative redeemable floating rate first preferred shares Series H of the Company (“Series H Shares”).

With respect to any Series G Shares that remain outstanding after September 30, 2024, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of TransAlta. The annual dividend rate for the Series G Shares for the five-year period from and including September 30, 2024, to but excluding September 30, 2029, will be 6.77300%, being equal to the five-year Government of Canada bond yield of 2.97300% determined as of today plus 3.80000%, in accordance with the terms of the Series G Shares.

With respect to any Series H Shares that may be issued on September 30, 2024, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board of Directors of TransAlta. The annual dividend rate for the 3-month floating rate period from and including September 30, 2024, to but excluding December 31, 2024, will be 8.00500%, being equal to the annual rate for the most recent auction of 90-day Government of Canada Treasury Bills of 4.20500% plus 3.80000%, in accordance with the terms of the Series H Shares (the “Floating Quarterly Dividend Rate”). The Floating Quarterly Dividend Rate will be reset every quarter.

Beneficial owners of Series G Shares who wish to exercise their conversion right should communicate with their broker or other intermediary promptly to ensure their instructions are followed so that the registered holder of the Series G Shares can meet the deadline to exercise such conversion right, which is 3:00 p.m. (MDT) / 5:00 p.m. (EDT) on September 16, 2024.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of hydro-electric power. For over 113 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 66 per cent reduction in GHG emissions or 21.3 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Forward Looking Information

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “may”, “will”, “should”, “estimate”, “intend” or other similar words). Specifically, this news release contains forward-looking information with respect to the Company, the Series G Shares and the Series H Shares, including but not limited to the listing of the Series H Shares and the payment of dividends on the Series G Shares and Series H Shares. All forward-looking information reflects the Company’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company’s most recent Annual Information Form, Annual Report and Management’s Discussion and Analysis and the Prospectus Supplement dated August 8, 2014, in each case filed under the Company’s profile on SEDAR at www.sedarplus.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com